ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

April 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

RE:	ESGL Holdings Limited (the “Company”)
Registration Statement on Form F-1
(File No. 333-278644) (the “Registration Statement”)

Dear Mr. Morris:

Reference is made to our letter, filed as correspondence via EDGAR on April 26, 2024, in which the Company requested acceleration of the effective date of the above-referenced Registration Statement for April 29, 2024 at 4:00 p.m., Eastern time, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

ESGL HOLDINGS LIMITED

By:	/s/ Shian Ching Ho
Name:	Shian Ching Ho
Title:	Chief Financial Officer